FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Graffunder, Herman L.	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company (DF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President, Morningstar Foods Inc.
(Last) (First) (Middle) 2515 McKinney Avenue, Suite 1200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/24/2003
(Street) Dallas, TX 75201		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/10/2003		J		997	A	$32.130(1)	2,751	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option	$17.6875							01/29/00	01/29/09	Common Stock	16,800		16,800	D
Incentive Stock Option	$21.5625							01/22/02	01/22/11	Common Stock	9,316		9,316	D
Incentive Stock Option	$30.5250							01/14/03	01/14/12	Common Stock	3,276		3,276	D
Non-Qualified Stock Option	$17.1250							06/04/00	06/04/09	Common Stock	34,000		34,000	D
Non-Qualified Stock Option	$17.6875							01/29/00	01/29/09	Common Stock	21,200		21,200	D
Non-Qualified Stock Option	$18.7188							01/04/01	04/04/10	Common Stock	92,000		92,000	D
Non-Qualified Stock Option	$21.5625							01/22/02	01/22/11	Common Stock	80,684		80,684	D
Non-Qualified Stock Option	$30.5250							01/14/03	01/14/12	Common Stock	196,724		196,724	D

Explanation of Responses:

(1) Shares were purchased with bonus dollars deferred pursuant to the Company's Executive Deferred Compensation Plan at a 15% discount off the market price at the time of purchase. Shares are subject to restrictions as described in the plan and are subject to vesting over a two year period beginning on the first anniversary of the purchase date.

By: /s/ Herman L. Graffunder **Signature of Reporting Person	February 12, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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